Filed Pursuant to Rule 433
Registration No. 333-145521
November 3, 2008
PRICING TERM SHEET
GATX Corporation 2008-2 Pass Through Trust
Pass Through Trust Certificates, Series 2008-2

Issuer:	GATX Corporation 2008-2 Pass Through Trust

Security:	Pass Through Trust Certificates, Series 2008-2

Size:	$203,477,000

Final Expected Distribution Date:	November 15, 2013

Coupon:	9.000%

Interest Payment Dates:	November 15 and May 15, commencing May 15, 2009

Price to Investors:	100.000%

Benchmark Treasury:	2.750% due October 31, 2013

Benchmark Treasury Yield:	2.730%

Spread to Benchmark Treasury:	+627 bp

Make-Whole Spread (used to calculate Make-Whole Amount) :	T+50 bp

Expected Settlement Date:	November 6, 2008 (T+3)

CUSIP/ISIN:	361477 AA0/ US361477AA08

Anticipated Ratings:	“A3” by Moody’s Investors Service, Inc. “A-” by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc. Banc of America Securities LLC

Co-Managers:	Mizuho Securities USA Inc. The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Banc of America Securities LLC at 1-800-294-1322.